TORREY INTERNATIONAL STRATEGY PARTNERS, LLC
               (the "Company")

   Resolutions in Writing of the Board of Managers

The undersigned, being all of the members of the Board of Managers of the Company, including a majority of the Board of Managers who are not "interested persons" of the Company within the meaning of the Investment Company Act of 1940, hereby take the following actions and adopt the following resolutions:

Approval of Fidelity Bond Coverage Pursuant to Rule 17g-1 under the Investment Company Act of 1940, as amended

RESOLVED, that the Managers hereby determine that:
(i) participation in a joint fidelity bond issued by Chubb Group of Insurance Companies covering the Company in accordance with the requirements of Rule 17g-1 promulgated by the Securities and Exchange Commission under Section 17(g) of the Investment Company Act of 1940, as amended (the "Act") in the aggregate amount of $3,000,000, and
(ii) payment by the Treasurer of the Company of approximately $2,477.04 representing the Company's pro rata share of the annual premium on such joint insured fidelity bond for the period October 1, 2008 to October 1, 2009 are reasonable in form and amount, after having given due consideration to the value of the assets of the Company, the type and terms of the arrangements made for the custody and safekeeping of such assets and the nature of the securities in the Company's portfolio; and

RESOLVED, that the Managers hereby confirm, ratify and approve in all respects the execution by the appropriate officers of the Company of an agreement among the Company and all of the other named insureds under the joint fidelity bond, which agreement provides that in the event recovery is received under the bond as a result of a loss sustained by the Company and one or more named insureds, the Company shall receive an equitable and proportionate share of the recovery, but at least equal to the amount which it would have received had it maintained a single insured fidelity bond with the minimum recovery required by paragraph (d)(1) of Rule 17g-1 promulgated under the Act.

DATED this 16th day of September, 2008

/s/ James A. Torrey
James A. Torrey

/s/ Henry Barkhorn
Henry Barkhorn

/s/ Jewelle W. Bickford
Jewelle W. Bickford